Ai Incube, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

AL INCUBE INC.
Consolidated Balance Sheets
As of December 31, 2022 and 2021

		2022		2021
Assets				
Current assets				
Cash		$3,378		$12,057
Other current assets		$17,623		$7,257
Total current assets		$21,001		19.314
Fixed assets, net		$ -		$ -
Intangible assets, net		$224,230		$2,040,700
Total assets		$245,231		$2,060,014
Liabilities and Shareholders' Deficit				
Current liabilities		$378,459		
Accounts payable		$ -		$1,434
Other current liabilities		$388,894		$324,835
Total current liabilities		$767,353		$326,269
EIDL loan payable		$518,615		$450,000
Loan from Shareholder		$300,167		
Convertible notes and accrued interest		$2,094,000		$2,024,000
Total liabilities		$3,680,135		$2,800,269
Common & Preferred Stock		$1,758,701		$1,274,620
Accumulated deficit		-$5,193,605		-$2,014,875
Total shareholders' deficit		-$3,434,904		-$740,255
Total Liabilities and Shareholders' Def		$245,231		$2,060,014

AL INCUBE INC.

Consolidated Statements of Operations
Years Ended December 31, 2022 and 2021
See Notes to the Financial Statements

		2022		2021
Revenues		$140,118		$172,356
Operating expenses				
	Sales & marketing expenses	$102,304		$244,470
	Salaries & wages expenses	$941,646		$81,669
	General & administrative expenses	$269,496		$165,942
Total operating expenses		$1,313,445		$492,081
Operating loss		-$1,173,328		-$319,725
Interest income (expense), net		-$2,816		-$11,428
Other income (expense), net		$4,138		$67,148
Amortization (expense)		-$1,665,000		-$732
Depreciation (expense)		0		$0
Tax		$0		-$12,712
Net profit (loss)		-$2,837,006		-$277,449

AL INCUBE INC.
Consolidated Statements of Shareholders' Equity (Deficit)
Years Ended December 31, 2022 and 2021
See Notes to the Financial Statements

	Common Stock	Preferred Stock	Accumulated Deficit	Total Shareholders Deficit
Balances December 31st, 2020	1107620	0	-1,540,893	-433273
Issuance of Securities		167,000		167000
Foreign Currency Translation Adjustment			-196,523	-196523
Net loss			-277,459	-277459
Balances December 31st, 2021	1107620	167,000	-2,014,875	-740255
Issuance of Securities		484,081		484081
Foreign Currency Translation Adjustment			-$41,557	-41557
Net loss			-$2,837,006	-2837006
Other comprehensive loss			-300167	-300167
Balances December 31st, 2022	1107620	651,081	-5,193,605	-3434904

AL INCUBE INC.
Consolidated Statements of Cash Flows
Years Ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

				2022		2021
Cash Flows from Operations						
Net loss				-$2,837,006		-$277,459
Adjustments to net loss						
	Add back: depreciation			$0		$0
	Add back: amortization			$1,665,000		$732
	Foreign currency translation			-$41,557		-$196,523
	Changes in assets and liabilities					
		Other current assets		-$10,366		-$3,390
		Accounts payable		-$1,434		-$61,115
		Current liabilities		$378,459		$0
		Other current liabilities		$64,059		$252,377
Total Cashflows from Operations				-$782,845		-$285,978
Cash Flows from Investments						
Intangible asset expenditures				$0		$635,512
Total Cash Flows from Investments				0		$635,512
Cash Flows from Financing						
Repayment (proceeds) of EIDL loan				$47,182		$0
Repayment (proceeds) of Loan from Shareholder				$190,710		$0
Proceeds from issuance of securities				$484,081		$167,000
Proceeds of convertible notes, accrued interest				$70,000		$738,982
Total Cash Flows from Financing				$791,973		
Total Cashflows				$9,128		-$15,509
Beginning Cash Balance				$12,507		$27,566
Ending Cash Balance				$3,378		$12,507

AI INCUBE INC.

Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2022

NOTE 1 - NATURE OF OPERATIONS

AI INCUBE INC. and subsidiary (collectively, "the Company") is a corporation organized under the laws of the State of Delaware on July 14, 2009. The company develops and offers customers a software platform for monitoring on-street situations in real-time at large scale. The Company wholly-owns and operates a subsidiary in Israel and in Germany. The results of those subsidiaries have been consolidated with AI Incube, Inc.

Since inception, the Company relied on raising convertible notes, issuances of equity and operations to fund its business. As is common among growth-stage startups, the Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2022, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in

the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2022 and 2021, the Company had $3,378 and $12,507 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company generally collects all service fees as a brokerage at the time the service is provided. Sales Taxes Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets
Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation and amortization is provided using the straight-line method, based on useful lives of the assets which range from one to fifteen years depending on the asset type. In 2022 the value of assets in the software and data category depreciated more rapidly than previously expected, and the previously assumed depreciation over 5 years has been shortened to 2 years, resulting in 50% depreciation of software and data produced in 2018, 2019, and 2020. Software and data developed in 2021 lost 100% of their value because of cuts in staff that resulted in loss of know-how and changes to the market of the company that rendered those assets of no value.

The Company capitalizes certain development costs incurred in connection with its internal use software and website. These capitalized costs are primarily related to its performance tool that is hosted by the Company and accessed by its customers via a web application on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years or per current market developments. The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2022 and 2021, the Company maintained long-lived assets with a net book value of $273,000 and $2,040,700 as of December 31, 2022 and 2021, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.
• Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting
entity has the ability to access at the measurement date.
• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
• Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or Services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Revenue from usage of the software platform are recognized as they are rendered. As of December 31, 2022, there was not a material amount of monies collected for which services had not yet been performed.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever be utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company does record current tax expense for the income taxes paid in Germany by AI Incube GmbH.

NOTE 4 – SHARE CAPITAL

Common Stock

The Company has issued common and preferred stock. Only three shareholders hold more than 5 percent of the outstanding common stock on a fully diluted basis.

In 2021, the Company issued 45,101 shares of preferred stock in a securities offering exempt under Regulation D and further 50,320 shares of preferred stock in a securities offering exempt under Regulation CF.

In 2022, the Company issued 76,955 shares of preferred stock in a securities offering exempt under Regulation CF.

NOTE 5 –DEBT

Long-Term Liabilities

The Company has issued approximately $2,484,311 of convertible notes and accrued but unpaid interest as of December 31, 2022. The convertible notes bear interest at varying rates, have various valuation caps upon conversion and have 0 or 20 percent discount rate.

EIDL Loans

The Company was granted a loan from the Small Business Administration ("SBA") in the amount of $450,000 pursuant to the Economic Injury Disaster Loan ("EIDL") program in 2020. The loan amount was increased by $50,000 and consolidated into a total of $500,000 in 2022. The EIDL, established as part of the Coronavirus Aid, Relief and Economic Security Act was enacted March 27, 2020. The loan bears interest at a rate of 3.75 percent per annum and is payable over 30 years.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions

The Company has borrowed a total of approximately $125,000 from Eyal Amir who is a Related Party.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2009. The Company has an accumulated loss since inception. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through June 30th, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.